Exhibit 99.1

Pembina Pipeline Corporation to Expand its NGL and Crude and Condensate Pipeline Transportation Capacity

CALGARY, Nov. 6, 2012 /CNW/ - Pembina Pipeline Corporation ("Pembina") (TSX: PPL; NYSE: PBA) today announced plans to significantly expand its natural gas liquids ("NGL") and crude oil and condensate throughput capacity on its Peace and Northern Pipeline Systems by an additional 108,000 barrels per day ("bpd").

These expansions are expected to accommodate increased volumes associated with higher customer demand due to strong drilling results and increased field liquids extraction by area producers. The total cost of the projects is anticipated to be approximately $545 million plus approximately $125 million of additional capital to tie in producers to both the expanded systems. Expansion plans include increasing capacity on Pembina's Peace Pipeline System by 55,000 bpd by mid to late-2014 and its Northern NGL System by 53,000 bpd by early to mid-2015.

"With the amount of development of crude oil and NGL-rich resource plays we're seeing by producers near our pipelines in the Western Canadian Sedimentary Basin, there is a strong demand for this next phase of our growth strategy," said Mick Dilger, Pembina's President and Chief Operating Officer. "Our pipeline expansions will allow us to enhance the services we provide customers while adding value to our shareholders. This expansion is directly aligned with our goal of meeting our customers' needs through a truly integrated approach across the value chain."

Pembina is currently in the process of completing Phase 1 of an NGL expansion of 52,000 bpd (the "Phase 1 NGL Expansion"), which was announced in November, 2011, and Phase 1 of a crude oil and condensate expansion on the Peace Pipeline System of 40,000 bpd ("Phase 1 LVP Expansion"), which was announced in December, 2011.

Northern NGL Expansion

As a result of increased producer activities in the Dawson Creek, Grande Prairie and Kaybob/Fox Creek areas, Pembina plans to further expand its Northern NGL System (the "Phase 2 NGL Expansion").  The Phase 2 NGL Expansion will require Pembina to install four new pump stations, upgrade three existing pump stations, and add additional operational storage. As well, Pembina will reconfigure existing pipelines and build a total of 94km of new pipeline: 50km of pipeline from Judy Creek to Whitecourt; 32km of pipeline from Namao to Fort Saskatchewan; and 12km of pipeline from Doe Creek to Spirit River.

Pembina expects the Phase 2 NGL Expansion to cost approximately $330 million and is subject to reaching commercial arrangements with its customers and receipt of regulatory approval. The Phase 2 NGL Expansion is expected to add an additional 53,000 bpd of capacity and can be brought into service in early to mid-2015. Once complete, the proposed Phase 2 NGL Expansion will increase capacity on Pembina's Northern NGL System by 32 percent to 220,000 bpd.

Previously, On November 9, 2011 Pembina announced the Phase 1 NGL Expansion, expanding capacity on its Peace and Northern NGL Pipeline Systems by an additional 52,000 bpd to reach 167,000 bpd by the end of 2013. To date, Pembina has successfully entered into commercial arrangements for the expanded capacity, received regulatory approval and commenced construction of this project.

Peace Crude Oil and Condensate Expansion

As a result of increased producer activities in the Dawson Creek, Grande Prairie and Kaybob/Fox Creek areas, Pembina's plans also include further expanding its Peace Pipeline System's crude oil and condensate capacity (the "Phase 2 LVP Expansion").  The Phase 2 LVP Expansion will require Pembina to install five new pump stations, upgrade six existing pump stations, and add additional operational storage. As well, Pembina will reconfigure existing pipelines and build a total of 10 km of new pipeline from Gordondale to Spirit River.

Pembina expects the Phase 2 LVP Expansion to cost approximately $215 million and is subject to reaching commercial arrangements with its customers and receipt of regulatory approvals. The Phase 2 LVP Expansion is expected to add an additional 55,000 bpd of capacity and can be brought into service in mid to late-2014. Once complete, the proposed Phase 2 LVP Expansion will increase capacity on the Peace Pipeline by 28 percent to 250,000 bpd.

Previously, on December 1, 2011, Pembina announced the Phase 1 LVP Expansion, expanding its crude oil and condensate capacity on its Peace Pipeline System by an additional 40,000 bpd to reach 195,000 bpd by the end of 2013. Since the announcement Pembina has received regulatory approval and commenced construction of the project.

Upon completion of the Phase 1 and 2 NGL Expansions Pembina will have increased its capacity by approximately 105,000 bpd or 91% and on completion on the Phase 1 and 2 LVP Expansions Pembina will have increased its capacity by 95,000 bpd or 61%.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates:  pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands and heavy oil pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along multiple steps of the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Pembina provides monthly cash dividends to its shareholders. Pembina's common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols PPL, PPL.DB.C, PPL.DB.E and PPL.DB.F respectively. Pembina's common shares are traded on the New York Stock Exchange under the symbol PBA.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "expects", "will", "plans", "anticipates", "proposes" and similar expressions.

In particular, this news release contains forward-looking information and statements relating to: (i) the expected in-service dates of the Phase 1 and 2 NGL Expansions and Phase 1 and 2 LVP Expansions (collectively, the "Expansions"); (ii) the designed capacity of the Expansions; (iii) the estimated cost to construct the Expansions; and (iv) industry exploration and development activity levels. These forward-looking statements are based on certain assumptions including: that the in-service date of the Phase 1 NGL Expansion will be at the end of 2013, the Phase 1 LVP Expansion at the end of 2013, the Phase 2 NGL Expansion by mid-2015, and the Phase 2 LVP Expansion by mid-2014; that the designed capacity of the Phase 1 NGL Expansion will be 167,000 bpd, the Phase 1 LVP Expansion will be 195,000 bpd, the Phase 2 NGL Expansion will be 220,000 bpd, and the Phase 2 LVP Expansion will be 250,000 bpd; that favourable growth parameters continue to exist in respect of current and future growth projects (including the ability to finance such projects on favourable terms); that Pembina is able to reach commercial arrangements with its customers at a satisfying level; and that Pembina's businesses will continue to achieve sustainable financial results.

These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis for the year ended December 31, 2011 and its Annual Information Form for the year ended December 31, 2011, which can be found at www.sedar.com.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

All dollar values are in Canadian dollars unless otherwise stated.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Ashley Nuell or Hayley Nelson
(403) 231-3156
1-855-880-7404
e-mail:  investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 16:17e 06-NOV-12